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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Luxfer Holdings PLC
(Name of applicant)

The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom
(Address of principal executive offices)

Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount
Floating Rate Senior Notes due 2012 (the "New Notes")	Aggregate principal amount currently expected to be up to £72,000,000 (plus the amount of any additional New Notes issued in lieu of payment of interest thereon)

Approximate date of proposed public offering:
Upon the effectiveness of the Company's planned schemes of arrangement, presently anticipated to be on or about February 6, 2007

Name and Address of Agent for Service:

Corporation Service Company
1133 Avenue of the Americas, Suite 3100
New York, NY 10036

With a copy to:

Title of Class	Amount
Linda F. Seddon Luxfer Holdings PLC The Victoria 150-182 Harbour City Salford Quays Salford M50 3SP United Kingdom	Glen M. Scarcliffe, Esq. Cleary Gottlieb Steen & Hamilton LLP City Place House 55 Basinghall Street London EC2V 5EH United Kingdom

        Luxfer Holdings PLC (the "Company") hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

GENERAL

1.     General Information.

  (a)
  Luxfer Holdings Plc ("Luxfer Holdings" or the "Company") is a public limited company.

  (b)
  Luxfer Holdings is organized under the laws of England and Wales.

2.     Securities Act Exemption Applicable.

        Registration of the New Notes under the Securities Act of 1933, as amended (the "Securities Act"), is not required by reason of the exemption from registration provided by Section 3(a)(10) of the Securities Act.

        The New Notes are being issued as part of a reorganization of the capital structure of the Company being conducted under noteholder and shareholder schemes of arrangement under Section 425 of the Companies Act 1985 (United Kingdom), as amended (the "Companies Act"), between the Company and (i) its creditors with respect to the Company's 10.125% Senior Notes due 2009 (the "Existing Notes") and (ii) the holders of the Company's Ordinary Shares and Preference Shares (each, as defined below). The High Court of Justice in England and Wales (the "Court") is expected to rule on the fairness of the schemes. If approved by the relevant parties, following completion of the schemes of arrangement, the ultimate beneficial owners of the Company's Existing Notes (other than Luxfer Group Limited, a subsidiary of the Company that owns a portion of the Existing Notes) will hold (i) with respect to each £1,000 principal amount of Existing Notes, an aggregate principal amount of New Notes equal to £521.49 plus the equivalent of £0.2143 per day from November 1, 2006 to the date on which the office copies of the orders of the Court sanctioning the schemes of arrangement pursuant to Section 425 of the Companies Act are delivered to the Registrar of Companies in England and Wales (the "Registrar") for registration (the "Effective Date"); (ii) a combination of the Company's new ordinary shares, par value £1.00 per share, and deferred shares, par value £0.0001 per share, representing in aggregate 87% of the Company's share capital; and (iii) cash equal to £18,379.7192 per day for each day from November 1, 2006 to the Effective Date.

        Further details of the schemes of arrangement and the overall reorganization of the Company are set out in the scheme document (the "Scheme Document") included as Exhibit T3E hereto, which includes an explanatory statement required by English law to set out all information that scheme creditors would need to know in order to be able to properly consider whether to vote in favor of the Company's schemes of arrangement at meetings of creditors and shareholders convened by the Court. Each scheme of arrangement is subject to certain conditions precedent, including approval of the relevant scheme by a majority in number and three-fourths in value of the relevant classes of creditors and shareholders present and voting at the relevant meeting, sanctioning of the schemes by the Court following a hearing on the fairness of the transactions and the filing of the relevant court orders with the Registrar for registration, all as more fully set out in the Scheme Document. The noteholder scheme includes a covenant to file the court order sanctioning the shareholder scheme with the Registrar, and is also conditional on the court sanctioning the shareholder scheme. The shareholder scheme is similarly conditional on the noteholder scheme becoming effective. The Company anticipates distributing the Scheme Document to relevant scheme creditors and shareholders shortly after this application has been filed.

        Section 3(a)(10) of the Securities Act provides an exemption from the registration provisions of the Securities Act for:

  [A]ny security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests. .. where the terms and conditions of such issuance or exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court. . . .

        In Revised Staff Legal Bulletin No. 3, the Staff of the Securities and Exchange Commission (the "Commission") has identified eight factors that must be satisfied before a company may rely on the Section 3(a)(10) exemption:

  I.
  THE SECURITIES MUST BE ISSUED IN EXCHANGE FOR SECURITIES, CLAIMS OR PROPERTY INTERESTS.

    As described above, if the New Notes are issued, they will be issued together with the other elements of scheme consideration, being cash and ordinary and deferred shares, in consideration of the cancellation and release of the claims of the relevant scheme creditors, as set forth in the Scheme Document.

  II.
  A COURT OR AUTHORIZED GOVERNMENTAL ENTITY MUST APPROVE THE FAIRNESS OF THE TERMS AND CONDITIONS OF THE EXCHANGE.

    Staff Legal Bulletin No. 3 sets forth the view of the Commission that the term "court" in section 3(a)(10) includes a foreign court. In addition, the Staff of the Commission has recognized the Court acting under Section 425 of the Companies Act as a court qualified to approve the fairness of an exchange pursuant to Section 3(a)(10). See, e.g., Xyratex Group Limited No-Action Letter (available May 29, 2002); Global Telesystems No-Action Letter (available June 14, 2001).

    Measures will also be taken to provide relevant information to scheme creditors and shareholders. The Court has issued orders convening meetings of the Company's scheme creditors and shareholders. In advance of these meetings and in furtherance of the relevant Court orders, the Scheme Document will be circulated to the respective scheme creditors and shareholders in a manner designed to give timely and effective notice to these parties of the relevant meetings. On the day fixed by the Court, meetings of the scheme creditors and scheme shareholders will be held, and such parties will vote on whether to approve their respective schemes of arrangement.

  III.
  THE REVIEWING COURT OR AUTHORIZED GOVERNMENTAL ENTITY MUST FIND, BEFORE APPROVING THE TRANSACTION, THAT THE TERMS AND CONDITIONS OF THE EXCHANGE ARE FAIR TO THOSE TO WHOM SECURITIES WILL BE ISSUED AND BE ADVISED BEFORE THE HEARING THAT THE ISSUER WILL RELY ON THE SECTION 3(A)(10) EXEMPTION BASED ON THE COURT'S OR AUTHORIZED GOVERNMENTAL ENTITY'S APPROVAL OF THE TRANSACTION.

    It is anticipated that the Court will rule on the fairness of the respective schemes of arrangement, including, specifically, the fairness of the exchange of the Existing Notes for a combination of New Notes, equity in the Company and cash, both from a procedural and a substantive standpoint. The Court has been advised that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

  IV.
  THE COURT OR AUTHORIZED GOVERNMENTAL ENTITY MUST HOLD A HEARING BEFORE APPROVING THE FAIRNESS OF THE TERMS AND CONDITIONS OF THE TRANSACTION.

    Consummation of the schemes of arrangement is subject to the approval of the Court following the fairness hearings described above.

  V.
  A GOVERNMENTAL ENTITY MUST BE EXPRESSLY AUTHORIZED BY LAW TO HOLD THE HEARING, ALTHOUGH IT IS NOT NECESSARY THAT THE LAW REQUIRE THE HEARING.

    The fairness hearings are expressly authorized by Section 425 of the Companies Act.

  VI.
  THE FAIRNESS HEARING MUST BE OPEN TO EVERYONE TO WHOM SECURITIES WOULD BE ISSUED IN THE PROPOSED EXCHANGE.

    At the fairness hearings, which will be open to all scheme creditors and shareholders with no improper impediments to appearance, dissenting creditors will have the opportunity to voice objections to the sanction of the respective schemes of arrangement.

  VII.
  ADEQUATE NOTICE MUST BE GIVEN TO EVERYONE TO WHOM SECURITIES WOULD BE ISSUED IN THE PROPOSED EXCHANGE.

    The Scheme Document and notices convening the relevant creditor and shareholder meetings will be circulated to scheme creditors and scheme shareholders in a manner designed to give such persons timely and effective notice of the relevant meetings.

  VIII.
  THERE CANNOT BE ANY IMPROPER IMPEDIMENTS TO THE APPEARANCE BY THOSE PERSONS AT THE HEARING.

    There will be no such impediments.

AFFILIATIONS

3.     Affiliates.

        Set forth below is a list of the direct and indirect subsidiaries of the Company (the "Subsidiaries" and each a "Subsidiary") as of November 30, 2006. Unless stated otherwise, each Subsidiary is wholly owned by the Company or another Subsidiary.

Name of company	Country of incorporation	Proportion of voting rights and shares held	Nature of business
Subsidiary companies
Architectural Distribution Systems Limited(1)(2)	Eire	100%	Dormant
BA Holdings, Inc.(1)	Delaware	100%	Holding company
Biggleswick Limited(1)(3)	England and Wales	80%	Non-trading
BA Tubes Limited(1)	England and Wales	100%	Engineering
BAL 1996 Limited(1)	England and Wales	100%	Dormant
Hart Metals, Inc.(1)	Delaware	100%	Manufacturing
HD Plastics Limited(1)	England and Wales	100%	Dormant
LGL 1996 Limited(1)	England and Wales	100%	Dormant
LGL Manufacturing Limited(1)	England and Wales	66.7%	Dormant
Luxfer Australia Pty Limited(1)	Australia	100%	Engineering
Luxfer Gas Cylinders China Holdings Limited(1)(4)	England and Wales	100%	Holding company
Luxfer Gas Cylinders Limited(1)	England and Wales	100%	Engineering
Luxfer Gas Cylinders S.A.S.(1)	France	100%	Engineering
Luxfer Gas Cylinders Shanghai Co. Ltd.(1)	People's Republic of China	100%	Engineering
Luxfer Group Limited	England and Wales	100%	Holding company
Luxfer Group 2000 Limited	England and Wales	100%	Holding company
Luxfer Inc.(1)	Delaware	100%	Engineering
Luxfer Japan, Limited(1)	Japan	100%	Distribution
Luxfer Overseas Holdings Limited(1)	England and Wales	100%	Holding company
Magnesium Elektron Recycling CZ s.r.o.(1)	Czech Republic	100%	Recycling
Magnesium Elektron Limited(1)	England and Wales	100%	Manufacturing
Magnesium Elektron, Inc.(1)	United States	100%	Manufacturing
Magnesium Elektron North America, Inc.(1)	Delaware	100%	Manufacturing
Mel Chemicals China Limited(1)	England and Wales	100%	Dormant
Niagara Metallurgical Products Limited(1)	Canada	100%	Manufacturing
Nihon-Luxfer KK(1)	Japan	100%	Distribution
Reade Manufacturing Company(1)	United States	100%	Manufacturing
Zitzmann China Limited(1)	England and Wales	100%	Dormant
Other investments
Nikei-MEL Co Limited(1)	Japan	50%	Distribution

(1)
Held by a subsidiary undertaking.

(2)
Architectural Distribution Systems Limited became dormant in 2001 following the sale of its trading operations in 2000 as part of the sale of businesses to Alcoa and is currently in the process of dissolution.

(3)
Following the sale of the Baco Consumer Products business, Biggleswick Limited ceased its trading operations and, except for holding cash reserves that earn interest income, is essentially dormant.

(4)
Luxfer Gas Cylinders China Holdings Limited was incorporated in November 2004 as an intermediate holding company in connection with the Gas Cylinders division's investment in manufacturing facilities in China.

        Following consummation of the schemes of arrangement, the list of all direct and indirect subsidiaries to the Company will remain the same.

        Certain directors and executive officers of the Company may also be deemed to be "affiliates" of the Company by virtue of their positions with the Company. See Item 4, "Directors and Executive Officers."

        The principal shareholders of the Company are funds advised by CVC Capital Partners Group Sarl and its affiliates ("CVC") and by Morgan Grenfell Private Equity Limited ("Morgan Grenfell"), and Mr. Ian Bannochie McKinnon. Following the Effective Date of the schemes of arrangement, the Company currently anticipates that certain of the holders of its Existing Notes will become affiliates of the Company. See Item 5, "Principal Owners of Voting Securities."

MANAGEMENT AND CONTROL

4.     Directors and Executive Officers.

        The following table sets forth the names of and all offices held by the executive officers and directors of the Company as of November 30, 2006. The mailing address for each executive officer and director listed below is The Victoria, 150-182 Harbour City, Salford Quays, Salford, M50 3SP, United Kingdom.

Name	Position
Peter Joseph Kinder Haslehurst	Non-Executive Chairman
Brian Gordon Purves	Chief Executive
Stephen Norman Williams	Group Finance Director
Graham Daniel Medley Thomas(1)	Non-Executive Special Director
David Betts	Managing Director of BA Tubes
Christopher Dagger	Managing Director of Magnesium Division
Edward Haughey	Managing Director of Zirconium Division
John Rhodes	President of Gas Cylinders Division
Andrew Beaden	Group Financial Controller
Linda Seddon	Company Secretary and Legal Adviser
Iain Smith	Treasurer

(1)
Mr. Thomas is appointed as a special director by the funds advised by Morgan Grenfell pursuant to their rights to do so pursuant to an investment agreement and the Company's articles of association. The rights of Morgan Grenfell to appoint a director will expire when it no longer owns shares in the Company under the terms of the investment agreement and the Company's articles of association. As part of the schemes of arrangement, the funds managed by Morgan Grenfell will cease to own their entire stake in the Company. Funds advised by CVC also have a right to appoint a special director pursuant to the investment agreement and the Company's articles of association, however CVC has not had an appointee on the Board of Directors since April 2006.

        Following approval of the schemes of arrangement, it is expected that Mr. Thomas will resign from the Board of Directors and that two new non-executive directors will be appointed by the holders of the New Ordinary Shares who are not members of management.

5.     Principal Owners of Voting Securities.

        As November 30, 2006, the Company believes that the following persons own 10% or more of the Company's £0.6487 ordinary shares (the "Ordinary Shares"), which constitute the only class of securities presently entitled to vote in the direction or management of the affairs of the Company:

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	% of Voting Securities
Funds advised by CVC(1)	Ordinary Shares	341,736	25.498
Funds advised by Morgan Grenfell(2)	Ordinary Shares	341,736	25.498
Mr. Ian Bannochie McKinnon(3)	Ordinary Shares	180,034	13.4%

(1)
Includes 210,678 Ordinary Shares held by CVC European Equity Partners LP and 8,644 Ordinary Shares held by CVC European Equity Partners (Jersey) L.P., each with an address c/o Mourant & Co. Limited, P.O. Box 87, 22 Grenville Street, St. Helier, Jersey, JE4 8PX; 92,013 Ordinary Shares held by Citicorp Capital Investors Europe Limited, with an address at Operations 1 Building, One Penns Way, New Castle Corporate Commons, New Castle, Delaware, 19720, United States; and 30,401 Ordinary Shares held by Capital Ventures Nominees Limited, with an address at 111 Strand, London WC2R 0AG, United Kingdom.

(2)
Includes 131,699 Ordinary Shares held by Morgan Grenfell Development Capital Nominees Limited a/c MGEPI, 120,800 Ordinary Shares held by Morgan Grenfell Development Capital Nominees Limited a/c MGEPII, 30,881 Ordinary Shares held by Morgan Grenfell Development Capital Nominees Limited a/c MGEPIII, 19,074 Ordinary Shares held by Morgan Grenfell Development Capital Nominees Limited a/c MGEPIV, and 15,440 Ordinary Shares held by Morgan Grenfell Development Capital Nominees Limited a/c MGEPV, each with an address at 23 Great Winchester Street, London, EC2P 2AX, United Kingdom; and 23,842 Ordinary Shares held by Deutsche Bank Nominees (Guernsey) Limited, with an address at Morgan Grenfell House, Lefevre Street, St. Peter Port, Guernsey.

(3)
Mr. McKinnon has an address of 219 Inner Promenade, Lytham St. Annes, Lancashire FY8 1EA, United Kingdom.

        The Company's principal shareholders and the Company are parties to an investment agreement that sets forth certain special voting percentages for shareholder approval of certain transactions and requires that special directors appointed by certain shareholders approve various matters. The investment agreement will terminate pursuant to operation of the schemes of arrangement, if approved.

        On the Effective Date of the schemes of arrangement, the Company's existing Ordinary Shares and its redeemable cumulative preference shares, par value £0.6487 each (the "Preference Shares"), will be converted into a combination of new ordinary shares, par value £1.00 each (the "New Ordinary Shares") and deferred shares, par value £0.0001 each (the "Deferred Shares"). The New Ordinary Shares will be the sole class of the Company's voting securities outstanding following the Effective Date.

        As part of the Company's schemes of arrangement, the Company's existing non-management shareholders will cease to own their Ordinary Shares and Preference Shares and New Ordinary Shares and Deferred Shares will be owned by holders of the Company's Existing Notes and the Company's employee benefit trust and existing members of management, such that, after the Effective Date, the holders of the Company's Existing Notes as of the relevant record date will hold approximately 87% of each of the New Ordinary Shares and Deferred Shares of the Company, with the remainder of the New Ordinary Shares and Deferred Shares held by members of the Company's management and employee benefit trust. More specifically, holders of the Existing Notes will receive 66.2085 New Ordinary Shares and 4,960,585.976 Deferred Shares for every £1,000 aggregate principal amount of Existing Notes owned by them on the relevant record date.

        As a result of these transactions, the Company anticipates that certain of the holders of its Existing Notes will become affiliates of the Company. In connection with the schemes of arrangement and the overall reorganization of the Company's capital structure, certain holders of the Company's Existing Notes have entered into a reorganization agreement with the Company that restricts their ability to transfer their Existing Notes. Under the terms of this agreement, however, it is possible for these noteholders to transfer their Existing Notes under certain circumstances. In addition, the Company has not been able to identify all of the holders of its Existing Notes. As a result, the Company cannot reasonably determine as of the date of filing this application for qualification which individual noteholders may own more than 10% of the Company's New Ordinary Shares.

UNDERWRITERS

6.     Underwriters.

        Not applicable.

CAPITAL SECURITIES

7.     Capitalization

  (a)
  The following table sets forth certain information with respect to each authorized and outstanding class of securities of the Company, as of November 30, 2006:

Title of Class	Amount Authorized	Amount Outstanding
£0.6487 Ordinary Shares	1,410,778 shares	1,340,240 shares(1)
£0.6487 Preference Shares	132,683,760 shares	132,683,760 shares(2)
£1 Redeemable Cumulative B Preference Shares ("B Preference Shares")	50,000 shares	50,000 partly paid shares(3)
£0.0001 Deferred Shares	10,000,000 shares	20,000 shares
10.125% Senior Notes due 2009	£160,000,000	£160,000,000(4)

(1)
As of November 30, 2006, 42,888 options were outstanding to acquire an equal number of currently outstanding Ordinary Shares of the Company from the Company's employee benefit trust, none of which were in the money based on a price per Ordinary Share of £0.074, which is the conversion value being assigned to such shares in the Company's schemes of arrangement.

(2)
As of November 30, 2006, 6,973,392 options were outstanding to acquire an equal number of currently outstanding Preference Shares of the Company from the Company's employee benefit trust, of which 4,052,466 were in the money based on a price per Preference Share of £0.074, which is the conversion value being assigned to such shares in the Company's schemes of arrangement.

(3)
As of November 30, 2006, the B Preference Shares are 25% paid up.

(4)
As of November 30, 2006, £28,597,000 of the Company's Existing Notes were held by a wholly owned subsidiary, Luxfer Group Limited.

  (b)
  The following is a brief outline of the voting rights of each class of voting securities:

    Each holder of Ordinary Shares is entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

    No other holders of securities of the Company are entitled to vote on matters submitted to a vote of stockholders. Holders of Preference Shares and B Preference Shares, however, are entitled to receive notice of and to attend the Company's general meetings, although they are not entitled to vote on any resolution proposed at any such general meeting.

  (c)
  If the Company's schemes of arrangement receive the requisite approvals, following the Effective Date of the schemes, the Company's existing Ordinary Shares and Preference Shares will be converted into a combination of New Ordinary Shares and Deferred Shares. See Item 5, "Principal Owners of Voting Securities." Assuming the schemes of arrangement are effected and the other elements of the Company's reorganization are otherwise implemented, the Company's authorized and outstanding classes of securities immediately following the Effective Date would be as follows:

Title of Class	Amount Authorized	Amount Outstanding
£1 New Ordinary Shares	10,000,000 shares	10,000,000 shares(1)
£1 B Preference Shares	50,000 shares	50,000 partly paid shares(2)
£0.0001 Deferred Shares	769,423,680,000 shares	769,413,708,000 shares
Floating Rate Senior Notes due 2012	£71,575,000 plus an amount equivalent to £2,816.0959 per day from November 1, 2006 to the Effective Date plus the amount of any additional New Notes issued in lieu of payment of interest(3)	£71,575,000 plus an amount equivalent to £2,816.0959 per day from November 1, 2006 to the Effective Date(3)

(1)
The Company expects that approximately 79,300 of the New Ordinary Shares held by the Company's employee benefit trust will be subject to options held by members of management pursuant to a new share option plan.

(2)
As of November 30, 2006, the B Preference Shares are 25% paid up.

(3)
Includes £3.05 million aggregate principal amount of New Notes that are expected to be subscribed for separately, outside of the Company's schemes of arrangement.

        Under the Company's expected new capital structure, each holder of New Ordinary Shares other than members of management will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Members of management will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders other than matters related to the election of non-executive members of the Board of Directors and the Chairman.

        No other holders of securities of the Company will be entitled to vote on matters submitted to a vote of stockholders. Holders of B Preference Shares, however, will continue to be entitled to receive notice of and to attend the Company's general meetings, although they will not entitled to vote on any resolution proposed at any such general meeting.

INDENTURE SECURITIES

8.     Analysis of indenture provisions.

        The New Notes will be subject to the Indenture between the Company and The Bank of New York, dated as of the Effective Date (the "Indenture"), a form of which is filed as Exhibit T3C hereto. The following is a general description of certain provisions of the Indenture to be qualified. All capitalized terms not defined herein shall have the meanings ascribed to them in the Indenture and all sections described below shall correspond to those sections of the Indenture.

(A)
Events of Default:

        The following events will be defined as "Events of Default" in the Indenture:

  (a)
  default in the payment of principal of (or premium, if any, on) any New Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

  (b)
  default in the payment of interest on any New Note when the same becomes due and payable, and such default continues for a period of 30 days;

  (c)
  default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" (Section 4.16 of the Indenture) or "Repurchase of New Notes upon a Change of Control" (Section 4.18 of the Indenture) covenants;

  (d)
  the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the New Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the holders of 25% or more in aggregate principal amount of the New Notes;

  (e)
  there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) having an outstanding principal amount of £5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holders thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

  (f)
  any final judgment or order (not covered by insurance to the satisfaction of the Trustee) for the payment of money in excess of £5 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed £5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

  (g)
  a court of competent jurisdiction enters a Bankruptcy Order under any Bankruptcy Law that

    (A)
    is for relief against the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) in an involuntary case or proceeding;

    (B)
    appoints a Custodian of the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) or for all or substantially all of its properties; or

    (C)
    orders the liquidation of the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary); and in each case such order or decree remains unstayed and in effect for a period of 30 consecutive days;

  (h)
  the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) pursuant to or within the meaning of any Bankruptcy Law:

  (A)
  commences a voluntary case or proceeding (including, without limitation, passing any resolution for its winding-up or liquidation);

  (B)
  consents to the entry of a Bankruptcy Order for relief against it in an involuntary case or proceeding;

  (C)
  consents to the appointment of a Custodian of it or for all or substantially all of its property; or

  (D)
  makes a general assignment for the benefit of its creditors or files a proposal or scheme of arrangement involving the rescheduling or composition of its indebtedness; or

  (i)
  any administrative or other receiver or any manager of the Company or any Significant Subsidiary (or group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) or all or substantially all of its assets is appointed.

        If any Default or any Event of Default with respect to the Notes occurs and is continuing and is known to the Trustee, the Trustee shall give notice of the Default or Event of Default within 90 days after the occurrence thereof to the Holders of the Notes. Except in the case of a Default or an Event of Default in the payment of principal, premium, if any, or interest on any Note, the Trustee may withhold the notice to the Holders if a committee of its Responsible Officers in good faith determines that withholding the notice is in the interest of Holders.

(B)
Authentication and Delivery of the Notes and Application of Proceeds

        Two Officers shall execute the New Notes as a deed by the Company. If an Officer whose signature is on a New Note no longer holds that office at the time the Trustee authenticates the New Note or at any time thereafter, the New Note shall be valid nevertheless. The New Notes will be in registered form and have minimum denominations of £1.00 and integral multiples of £1.00, but will be distributed and may only be traded in minimum amounts of £50,000 and integral multiples of £1.00 in excess thereof.

        A New Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Note. Such signature shall be conclusive evidence that the New Note has been authenticated under the Indenture.

        The Trustee shall initially authenticate New Notes for original issue in an aggregate principal amount not to exceed £71,575,000 plus an amount equivalent to £2,816.0959 per day from November 1, 2006 to the Effective Date (rounded to the nearest pound) upon receipt of an Officers' Certificate signed by two Officers directing the Trustee to authenticate the New Notes and certifying that all conditions precedent to the issuance of the New Notes contained herein have been complied with. Additional Notes may be issued, authenticated and delivered from time to time under the Indenture in accordance with Section 2.16 thereof if the Company elects, in its sole discretion, to pay the PIK Interest in the form of Additional Notes.

        The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate New Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. Such authenticating agent shall have the same rights as the Trustee in any dealings hereunder with the Company or with any of the Company's Affiliates.

        The New Notes will be issued in part consideration for the release and cancellation of the claims of the scheme creditors with respect to the Existing Notes under the Company's schemes of arrangement. Consequently, the Company will receive no proceeds from the issuance of the New Notes that are issued as part of the schemes of arrangement. The Company will, however, receive proceeds of £3.05 million from the separate subscription for New Notes being conducted outside of the schemes of arrangement, which it expects to use to fund certain obligations of the Company and its subsidiaries.

(C)
Release of Property Subject to Lien

        Not applicable.

(D)
Satisfaction and Discharge of Indenture

        When (i) all outstanding New Notes have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture, or (ii) all outstanding New Notes have become due and payable, mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving notice of redemption and, in the case of clause (ii), (A) the Company deposits with the Trustee, in trust during such one-year period, money and/or Government Obligations that will provide money in an amount sufficient to pay principal, premium, if any, and interest on the New Notes to maturity or redemption, as the case may be, and to pay all other sums payable by the Company under the Indenture, (B) there is no Default or Event of Default with respect to the New Notes that shall have occurred and be continuing on the date of such deposit, (C) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party or by which it is bound, and (D) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for herein relating to the satisfaction and discharge of the Indenture have been complied with, then the Indenture shall, subject to certain exceptions (including, among other matters, with respect to deposits under clause (ii) above until the New Notes are no longer outstanding, obligations to register the transfer or exchange of the New Notes, to replace stolen, lost or mutilated New Notes, to maintain paying agencies and to hold monies for payment in trust) cease to be of further effect.

(E)
Compliance Certificates

(1)
The Indenture will require certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfilment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

  (2)
  The Company shall deliver to the Trustee, promptly after any Officer of the Company becomes aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

  (3)
  Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company shall, if requested by the Trustee, furnish to the Trustee (a) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with, (b) an Opinion of Counsel stating that, in the opinion of counsel, all such conditions have been complied with and (c) where applicable, a certificate or opinion by an accountant that complies with TIA Section 314(c).

9.     Other obligors.

        There is no other person or entity that is an obligor under the indenture to be qualified.

CONTENTS OF APPLICATION FOR QUALIFICATION

        This application for qualification comprises:

  (a)
  Pages numbered 1 to 14 consecutively.

  (b)
  The statement of eligibility and qualification on Form T-1 of The Bank of New York under the indenture to be qualified (included as Exhibit T3G hereto).

  (c)
  The following exhibits in addition to those filed as part of the Form T-1 statement of eligibility and qualification of trustee:

Exhibit Number	Description
Exhibit T3A.1	The Memorandum of Association of Luxfer Holdings PLC as in effect on the date hereof
Exhibit T3A.2	Form of new Memorandum of Association of Luxfer Holdings PLC to be effective on the Effective Date
Exhibit T3B.1
The Articles of Association of Luxfer Holdings PLC, incorporated on December 31, 1998 as a private limited company and subsequently converted into a public limited company on April 1, 1999, as in effect on the date hereof
Exhibit T3B.2	Form of new Articles of Association of Luxfer Holdings PLC to be effective on the Effective Date
Exhibit T3C	Form of Indenture between Luxfer Holdings PLC and The Bank of New York for the Floating Rate Senior Notes due 2012
Exhibit T3D	Findings of the Court*
Exhibit T3E	Scheme Document
Exhibit T3F	Trust Indenture Act Cross-Reference Table (included as part of Exhibit T3C)
Exhibit T3G	Statement of Eligibility and Qualification of the Trustee on Form T-1

*
To be filed by amendment.

SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Luxfer Holdings PLC, a public limited company organized and existing under the laws of England and Wales, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Salford, United Kingdom, on the 20th day of December, 2006.

LUXFER HOLDINGS PLC
By:	/s/ BRIAN GORDON PURVES Brian Gordon Purves Chief Executive
Attest:	/s/ STEPHEN NORMAN WILLIAMS Stephen Norman Williams Group Finance Director

Exhibit Index

Exhibit Number	Description
Exhibit T3A.1	The Memorandum of Association of Luxfer Holdings PLC as in effect on the date hereof
Exhibit T3A.2	Form of new Memorandum of Association of Luxfer Holdings PLC to be effective on the Effective Date
Exhibit T3B.1
The Articles of Association of Luxfer Holdings PLC, incorporated on December 31, 1998 as a private limited company and subsequently converted into a public limited company on April 1, 1999, as in effect on the date hereof
Exhibit T3B.2	Form of new Articles of Association of Luxfer Holdings PLC to be effective on the Effective Date
Exhibit T3C	Form of Indenture between Luxfer Holdings PLC and The Bank of New York for the Floating Rate Senior Notes due 2012
Exhibit T3D	Findings of the Court*
Exhibit T3E	Scheme Document
Exhibit T3F	Trust Indenture Act Cross-Reference Table (included as part of Exhibit T3C)
Exhibit T3G	Statement of Eligibility and Qualification of the Trustee on Form T-1

*
To be filed by amendment.

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GENERAL
AFFILIATIONS
MANAGEMENT AND CONTROL
UNDERWRITERS
CAPITAL SECURITIES
INDENTURE SECURITIES
CONTENTS OF APPLICATION FOR QUALIFICATION
SIGNATURE
  Exhibit Index